UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

September 1, 2010

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Nova to Present at the Annual Rodman & Renshaw Global Investment Conference in New York”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2010	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor Relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	CCG Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: nova@ccgisrael.com
http://www.nova.co.il

Nova to Present at the Annual Rodman & Renshaw
Global Investment Conference in New York

REHOVOT, Israel, September 1, 2010 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), provider of leading-edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced that its Chief Executive Officer, Mr. Gabi Seligsohn and its Chief Financial Officer, Mr. Dror David, will present at the Annual Rodman & Renshaw Global Investment Conference.

The Annual Rodman & Renshaw Global Investment Conference will take place at the New York Palace Hotel in New York. Nova is scheduled to present in the Rutherford Salon at 11:15AM Eastern Time on Tuesday, September 14, 2010. A webcast of the presentation will be available live at the “Investor Relations” section of Nova’s Web site at www.nova.co.il or at http://www.wsw.com/webcast/rrshq18/nvmi.

There will also be an opportunity for investors to meet one-on-one with management at the conference and later in the week, in New York. Interested investors should contact the Investor Relations team at Nova Measuring Instruments at nova@ccgisrael.com  or the conference organizers at Rodman & Renshaw.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.